UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)[1]

PharmaCyte Biotech, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

717512X203
(CUSIP Number)

RICHARD ABBE
IROQUOIS CAPITAL MANAGEMENT, LLC
2 Overhill Road, Suite 400
Scarsdale, New York 10583
(212) 974-3070

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

---

[1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

1	NAME OF REPORTING PERSON Iroquois Master Fund Ltd.		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER 1,309,099 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER 1,309,099 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,309,099 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%*		
14	TYPE OF REPORTING PERSON CO		

* The Series A and Common Stock Warrants held by certain of the Reporting Persons (collectively, the "Warrants") are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

1	NAME OF REPORTING PERSON Iroquois Capital Management, LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER 1,309,099 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER 1,309,099 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,309,099 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%*		
14	TYPE OF REPORTING PERSON OO		

* The Series A and Common Stock Warrants held by certain of the Reporting Persons (collectively, the "Warrants") are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON Iroquois Capital Investment Group LLC			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒ (b) ☐
3	SEC USE ONLY			
4	SOURCE OF FUNDS WC			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,370 shares of Common Stock 84,000 shares of Common Stock issuable upon exercise of Warrants*		
	8	SHARED VOTING POWER - 0 -		
	9	SOLE DISPOSITIVE POWER 68,370 shares of Common Stock 84,000 shares of Common Stock issuable upon exercise of Warrants*		
	10	SHARED DISPOSITIVE POWER - 0 -		
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,370 shares of Common Stock 84,000 shares of Common Stock issuable upon exercise of Warrants*			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*			
14	TYPE OF REPORTING PERSON OO			

* The Series A and Common Stock Warrants held by certain of the Reporting Persons (collectively, the "Warrants") are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

1	NAME OF REPORTING PERSON JNS Holdings Group LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000 shares of Common Stock	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 50,000 shares of Common Stock	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000 shares of Common Stock		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*		
14	TYPE OF REPORTING PERSON OO		

1	NAME OF REPORTING PERSON Richard Abbe		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,370 shares of Common Stock 84,000 shares of Common Stock issuable upon exercise of Warrants*	
	8	SHARED VOTING POWER 1,309,099 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*	
	9	SOLE DISPOSITIVE POWER 68,370 shares of Common Stock 84,000 shares of Common Stock issuable upon exercise of Warrants*	
	10	SHARED DISPOSITIVE POWER 1,309,099 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,377,469 shares of Common Stock 280,000 shares of Common Stock issuable upon exercise of Warrants*		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%*		
14	TYPE OF REPORTING PERSON IN		

* The Series A and Common Stock Warrants held by certain of the Reporting Persons (collectively, the "Warrants") are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common

Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON Kimberly Page	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,309,099 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,309,099 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,309,099 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%*	
14	TYPE OF REPORTING PERSON IN	

* The Series A and Common Stock Warrants held by certain of the Reporting Persons (collectively, the "Warrants") are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON Leo Abbe	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%	
14	TYPE OF REPORTING PERSON IN	

1	NAME OF REPORTING PERSON Stephen Friscia		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON Charles S. Ryan		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON Johnathan L. Schechter		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000 shares of Common Stock	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 50,000 shares of Common Stock	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000 shares of Common Stock		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON Joshua N. Silverman		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000 shares of Common Stock	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 50,000 shares of Common Stock	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000 shares of Common Stock		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON Jude C. Ozonwanne		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA, Nigeria		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%		
14	TYPE OF REPORTING PERSON IN		

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.   Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)   This statement is filed by:

(i)   Iroquois Master Fund Ltd., a Cayman Islands exempted limited company ("Iroquois Master Fund");

(ii)   Iroquois Capital Management, LLC, a Delaware limited liability company ("Iroquois Capital"), which serves as the investment advisor to Iroquois Master Fund;

(iii)   Iroquois Capital Investment Group LLC, a Delaware limited liability company ("ICIG");

(iv)   JNS Holdings Group LLC, a New York limited liability company ("JNS");

(v)   Richard Abbe, as the President of Iroquois Capital and as a managing member of ICIG and as a nominee for the Board of Directors of the Issuer (the "Board");

(vi)   Kimberly Page, as a Director of Iroquois Master Fund and as a nominee for the Board;

(vii)   Leo Abbe, as a nominee for the Board;

(viii)   Stephen Friscia, as a nominee for the Board;

(ix)   Charles S. Ryan, as a nominee for the Board;

(x)   Jonathan L. Schechter, as a nominee for the Board;

(xi)   Joshua N. Silverman, as a managing member of JNS and as a nominee for the Board; and

(xii)   Jude C. Uzonwanne, as a nominee for the Board (collectively with Leo Abbe, Kimberly Page, Leo Abbe, Stephen Friscia, Charles S. Ryan, Jonathan L. Schechter and Joshua N. Silverman, the "Nominees").

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Amended and Restated Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)   The address of the principal office of each of Iroquois Master Fund, Iroquois Capital, ICIG, Messrs. Abbe and Mrs. Page is 2 Overhill Road, Suite 400, Scarsdale, New York 10583. The principal business address of JNS is 3 Pinecrest Road, Scarsdale, New York 10583. The principal business address of Mr. Friscia is 10 Kipps Court, Somers, New York 10589. The principal business address of Mr. Ryan is c/o Travecta Therapeutics, Inc., 79 Science Park Drive, Cintech IV, #06-01/08, Singapore 118264. The principal business address of Mr. Schechter is 1 Wolfs Lane, Suite 316, Pelham, New York 10803. The principal business address of Mr. Silverman is c/o Parkfield Funding LLC, 1185 Avenue of the Americas, Third Floor, New York, New York 10036. The principal business address of Mr. Uzonwanne is c/o MyMD Pharmaceuticals, Inc., 855 N Wolfe Street, Suite 701, Baltimore, Maryland 21205. The officers and directors of Iroquois Master Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D, annexed thereto, and are incorporated by reference in this Item 2.

(c)   The principal business of each of Iroquois Master Fund and ICIG is serving as a private investment fund. The principal business of Iroquois Capital is serving as an investment adviser that provides investment advisory services to Iroquois Master Fund. The principal business of JNS is investing in securities. The principal occupation of Mr. Richard Abbe is serving as the President of Iroquois Capital and managing member of ICIG. The principal occupation of Mrs. Page is serving as Chief Operating Officer and Compliance Officer of Iroquois Capital and as Director of Iroquois Master Fund. The principal occupation of Mr. Leo Abbe is serving as a Partner and Chief Risk Officer of Iroquois Capital. The principal occupation of Mr. Friscia is serving as the manager and co-founder of Kipps Capital. The principal occupation of Mr. Ryan is serving as President, Chief Executive Officer and Chairman of the Board of Directors of Travecta Therapeutics, Inc. The principal occupation of Mr. Schechter is serving as Partner of The Special Equities Group, a division of Dawson James Securities, Inc. The principal occupation of Mr. Silverman is serving as the managing member of Parkfield Funding LLC. The principal occupation of Mr. Uzonwanne is serving as a member of the board of directors of each of MyMD Pharmaceuticals, Inc. and Bonita Foods Nigeria Limited.

(d)   No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed thereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Messrs. Abbe, Friscia, Ryan, Schechter, Silverman and Uzonwanne and Mrs. Page are citizens of the United States of America. Mr. Uzonwanne is also a citizen of Nigeria. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares and Warrants purchased by Iroquois Master Fund and ICIG were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as in Schedule B, which is incorporated by reference. The aggregate purchase price of the 1,309,099 Shares and Warrants to acquire 196,000 Shares beneficially owned by Iroquois Master Fund and Iroquois Capital was approximately $3,941,029, including brokerage commissions.

The aggregate purchase price of the 68,370 Shares and Warrants to acquire 84,000 Shares beneficially owned by ICIG was approximately $207,068, including brokerage commissions.

Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise (i) any of the Warrants if the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding Shares (the "Blocker"), and the percentage set forth in Row 13 of the cover page for each Reporting Person gives effect to the applicable Blocker. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise any of the Warrants due to the applicable Blocker.

The Shares purchased by Mr. Schechter were purchased with personal funds in the open market. The aggregate purchase price of the 50,000 Shares owned by Mr. Schechter is approximately $111,686, excluding brokerage commissions.

The Shares purchased by JNS were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in the open market. The aggregate purchase price of the 50,000 Shares owned by JNS is approximately $112,413, excluding brokerage commissions.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 8, 2022, Iroquois Master Fund (together with its affiliates, "Iroquois") delivered a letter and accompanying written consent to the Issuer consenting to Iroquois' submitted proposals to, among other things, expand the size of the Board by eight (8) members and elect Iroquois' slate of Nominees, consisting of the original seven (7) nominees nominated by Iroquois for election to the Board at the Issuer's 2022 annual meeting of stockholders (the "2022 Annual Meeting") and one (1) additional nominee, Leo Abbe, a Partner at Iroquois Capital, to fill the resulting eight (8) vacancies, by the written consent of the Issuer's stockholders in lieu of a meeting (the "Consent Solicitation").

On July 11, 2022, Iroquois issued a press release and public letter to stockholders of the Issuer (the "Press Release") announcing that Iroquois is undertaking the Consent Solicitation due to what it believes are the apparent efforts taken by the Issuer and its Board to delay the 2022 Annual Meeting and to obstruct Iroquois' ability to communicate with stockholders in connection therewith. In the Press Release, Iroquois also reiterated their deep concerns with the egregious corporate governance, executive compensation and investor communication practices at the Issuer. The full text of the Press Release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Iroquois Master Fund intends to file a preliminary consent solicitation statement on Schedule 14A with the Securities and Exchange Commission in connection with the Consent Solicitation.

Item 5.   Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 20,721,047 Shares, which represents the number of Shares issued and outstanding as of March 15, 2022, as represented in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 15, 2022.

CUSIP No. 717512X203

For purposes of calculating the percentages, excluded from the Reporting Persons' beneficial ownership due to the Blocker are an aggregate of 280,000 Shares consisting of (i) 84,000 Shares issuable upon the exercise of Warrants owned by ICIG and (ii) 196,000 Shares upon the exercise of Warrants owned by Iroquois Master Fund.

A.   Iroquois Master Fund

(a)   As of the close of business on July 8, 2022, Iroquois Master Fund may be deemed the beneficial owner of (i) 1,309,099 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants.

Percentage: Approximately 6.3%

(b)   1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: (i) 1,309,099 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: (i) 1,309,099 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants

(c)   The transactions in the Shares by Iroquois Master Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.

B.   Iroquois Capital

(a)   Iroquois Capital, as the investment manager to Iroquois Master Fund, may be deemed the beneficial owner of the (i) 1,309,099 Shares, and (ii) 196,000 Shares issuable upon exercise of Warrants.

Percentage: Approximately 6.3%

(b)   1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: (i) 1,309,099 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: (i) 1,309,099 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund

(c)   Iroquois Capital has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Iroquois Master Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.

C.   ICIG

(a)   As of the close of business on July 8, 2022, ICIG may be deemed the beneficial owner of (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants.

Percentage: Less than 1%

(b) 1. Sole power to vote or direct vote: (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants
4. Shared power to dispose or direct the disposition: 0

(c) ICIG has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

D. JNS

(a) As of the close of business on July 8, 2022, JNS may be deemed the beneficial owner of 50,000 Shares.

Percentage: Less than 1%

(b) 1. Sole power to vote or direct vote: 50,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 50,000
4. Shared power to dispose or direct the disposition: 0

(c) The transactions in the Shares by JNS during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

E. Richard Abbe

(a) Mr. Abbe, as the managing member of ICIG, may be deemed the beneficial owner of the (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants owned by ICIG. Mr. Abbe, as the President of Iroquois Capital, may be deemed the beneficial owner of the (i) 1,309,099 Shares, and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund.

Percentage: Approximately 6.6%

(b) 1. Sole power to vote or direct vote: (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants owned by ICIG
2. Shared power to vote or direct vote: (i) 1,309,099 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund
3. Sole power to dispose or direct the disposition: (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants owned by ICIG
4. Shared power to dispose or direct the disposition: (i) 1,309,099 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund

(c) Mr. Abbe has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Iroquois Master Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.

F.   Kimberly Page

(a)   Mrs. Page, as a Director of Iroquois Master Fund, may be deemed the beneficial owner of the (i) 1,309,099 Shares, and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund.

Percentage: Approximately 6.3%

(b)   1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: (i) 1,309,099 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: (i) 1,309,099 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund

(c)   Mrs. Page has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transaction in the Shares on behalf of Iroquois Master Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.

G.   Jonathan L. Schechter

(a)   As of the close of business on July 8, 2022, Mr. Schechter may be deemed the beneficial owner of 50,000 Shares.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 50,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 50,000
4. Shared power to dispose or direct the disposition: 0

(c)   The transactions in the Shares by Mr. Schechter since the filing of Amendment No. 1 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.

H.   Joshua N. Silverman

(a)   Mr. Silverman, as the managing member of JNS, may be deemed the beneficial owner of the 50,000 Shares owned by JNS.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 50,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 50,000
4. Shared power to dispose or direct the disposition: 0

(c)   Mr. Silverman has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transaction in the Shares on behalf of JNS during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

I.   Leo Abbe, Stephen Friscia, Charles S. Ryan and Jude C. Uzonwanne

      (a)   As of the close of business on July 8, 2022, none of Messrs. Abbe, Friscia, Ryan and Uzonwanne owned any Shares.

               Percentage: 0%

      (b)   1. Sole power to vote or direct vote: 0
               2. Shared power to vote or direct vote: 0
               3. Sole power to dispose or direct the disposition: 0
               4. Shared power to dispose or direct the disposition: 0

      (c)   Mr. Leo Abbe has not entered into any transactions in the Shares during the past sixty days. None of Messrs. Friscia, Ryan and Uzonwanne has entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.Each Reporting Person, as a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

Item 6.   <u>Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer</u>.

      Item 6 is hereby amended to add the following:

      On July 11, 2022, the Reporting Persons entered into an Amended and Restated Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents, as the case may be, for the election of Iroquois' nominees at the 2022 Annual Meeting (the "Annual Meeting Solicitation") or in connection with the Consent Solicitation, (c) the Nominees (other than Leo Abbe, Richard Abbe and Mrs. Page) agreed not to undertake or effect any purchase, sale, acquisition or disposal of any securities of the Issuer without the prior written consent of Iroquois and (d) Iroquois agreed to bear all pre-approved expenses incurred in connection with the Annual Meeting Solicitation and Consent Solicitation. The Amended and Restated Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

      Each of Leo Abbe, Stephen Friscia, Charles S. Ryan, Jonathan L. Schechter, Joshua N. Silverman and Jude C. Uzonwanne has granted Richard Abbe and Kimberly Page powers of attorney (the "POAs") to execute certain SEC filings and other documents in connection with the Consent Solicitation. The POAs are attached hereto as Exhibit 99.3 and are incorporated herein by reference.

Item 7.   <u>Material to be Filed as Exhibits</u>.

Item 7 is hereby amended to add the following exhibits:

99.1   Press Release, dated July 11, 2022.

99.2   Amended and Restated Joint Filing and Solicitation Agreement by and among Iroquois Master Fund Ltd., Iroquois Capital Management, LLC, Iroquois Capital Investment Group LLC, JNS Holdings Group LLC, Richard Abbe, Kimberly Page, Leo Abbe, Stephen Friscia, Charles S. Ryan, Jonathan L. Schechter, Joshua N. Silverman and Jude C. Uzonwanne, dated July 11, 2022.

99.3   Powers of Attorney.

21

<u>SIGNATURES</u>

        After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2022


IROQUOIS MASTER FUND LTD.

By: Iroquois Capital Management, LLC,
       its investment manager

By: /s/ Richard Abbe
      Name: Richard Abbe
      Title: President

IROQUOIS CAPITAL MANAGEMENT, LLC

By: /s/ Richard Abbe
      Name: Richard Abbe
      Title: President

IROQUOIS CAPITAL INVESTMENT GROUP LLC

By: /s/ Richard Abbe
      Name: Richard Abbe
      Title: Managing Member

JNS HOLDINGS GROUP LLC

By: /s/ Joshua N. Silverman
      Name: Joshua N. Silverman
      Title: Managing Member

/s/ Richard Abbe
RICHARD ABBE
Individually and as attorney-in-fact for Leo Abbe,
Stephen Friscia, Charles S. Ryan, Jonathan L.
Schechter, Joshua N. Silverman and Jude C.
Uzonwanne

/s/ Kimberly Page
KIMBERLY PAGE


22

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale
IROQUOIS MASTER FUND LTD.			
Purchase of Common Stock	6,900	2.14	06/24/2022
Purchase of Common Stock	15,000	2.23	06/27/2022
Purchase of Common Stock	3,522	2.25	06/28/2022
Purchase of Common Stock	7,600	2.26	06/29/2022
Purchase of Common Stock	13,300	2.28	06/30/2022
Purchase of Common Stock	2,000	2.28	07/01/2022
Purchase of Common Stock	55,759	2.30	07/07/2022
Purchase of Common Stock	11,597	2.33	07/08/2022
JONATHAN L. SCHECHTER			
Purchase of Common Stock	10,000	2.20	06/27/2022
Purchase of Common Stock	10,000	2.2486	06/28/2022
Purchase of Common Stock	10,000	2.23	06/29/2022
Purchase of Common Stock	10,000	2.24	07/01/2022
Purchase of Common Stock	10,000	2.25	07/05/2022
JNS HOLDINGS GROUP LLC*			
Purchase of Common Stock	10,000	2.2398	06/27/2022
Purchase of Common Stock	10,000	2.2374	06/28/2022
Purchase of Common Stock	10,000	2.2383	06/29/2022
Purchase of Common Stock	10,000	2.2587	06/30/2022
Purchase of Common Stock	10,000	2.2671	07/01/2022

* Represents the transactions in the securities of the Issuer by JNS Holdings Group LLC during the past sixty days.

Exhibit 99.1

IROQUOIS CAPITAL COMMENCES CONSENT SOLICITATION TO RECONSTITUTE PHARMACYTE BIOTECH BOARD OF DIRECTORS

New York, NY – July 11, 2022 – Iroquois Capital Management, LLC (together with its affiliates, "Iroquois"), announced that on Friday, July 8, 2022, that it had delivered a written consent to PharmaCyte Biotech, Inc. ("PharmaCyte", "PMCB" or the "Company") (NASDAQ:PMCB) seeking the consent of stockholders to expand the size of PharmaCyte's Board of Directors by eight (8) members and to elect Iroquois' slate of eight (8) highly qualified director candidates in lieu of a stockholder meeting. Iroquois also announced that it has publicly delivered to the Company's stockholders a letter explaining Iroquois' rationale for accelerating its campaign to materially reconstitute the Board given its serious concerns with the Company's demonstrated efforts to delay the holding of the 2022 annual meeting of stockholders and frustrate the exercise of corporate democracy. Iroquois intends to solicit written consents from other stockholders as soon as permissible under the federal proxy rules. If successful, Iroquois' consent solicitation would establish its candidates as a majority of the Board. Iroquois is one of the largest stockholders of PharmaCyte, with an aggregate beneficial ownership of approximately 7.1% of the outstanding common stock of the Company including the holdings of the other participants in its solicitation.

The full text of the letter follows:

July 11, 2022

Dear Fellow PharmaCyte Biotech Stockholders:

Iroquois Capital Management, LLC (together with its affiliates, "Iroquois"), together with the other participants in its solicitation, collectively owns approximately 7.1% of the outstanding shares of PharmaCyte Biotech, Inc. ("PharmaCyte" or the "Company"), making us one of the Company's largest stockholders.

As you may recall from our prior public correspondence with PharmaCyte's Board of Directors (the "Board") and fellow stockholders, we have previously nominated seven (7) highly qualified individuals for election to the Board to change what we believe is a widely shared sentiment of an untenable status quo in the boardroom and at the Company. We believe this "business as usual" is characterized by egregious corporate governance, executive compensation and investor communication practices overseen by a dysfunctional Board chaired by the Company's Chairman of the Board, President, Chief Executive Officer and General Counsel, Kenneth L. Waggoner, and constituted by his hand-picked appointees, none of whom we believe possess the requisite capital markets and public company directorship experience to lead the Company now that it has been uplisted to Nasdaq and has over $80 million in cash on its books, while its stock price is trading under 50% of book value.

We previously described the efforts made by the Company, through its counsel, to block our ability to communicate with fellow stockholders in connection with the 2022 annual meeting of stockholders (the "2022 Annual Meeting") by refusing to provide us with a list of the non-objecting beneficial owners (NOBOs) of the Company. Further, the Company has failed to announce a record date for the 2022 Annual Meeting or to request the NOBO list on the Company's own behalf. We are therefore deeply concerned that the Board is delaying the holding of the 2022 Annual Meeting in order to enter into one or more transactions designed to strip the stockholders of their rights and place control in the hands of management or their allies.

As a result, on July 8, 2022, we delivered a written consent for proposals which, if consented to in writing by the holders of a majority of the outstanding shares of the Company as of July 8, 2022, would have the effect of expanding the size of the Board by eight (8) directors to fifteen (15) in total and electing our original (7) nominees in connection with the 2022 Annual Meeting plus an eighth nominee, Leo Abbe, a Partner at Iroquois Capital Management, LLC, in an effort to reconstitute a majority of the Board. Our intention remains to find a mutually agreeable resolution with the Board that it is in the best interests of all of the Company's stockholders, however, we are not prepared to sit idly by and allow the management team and Board destroy stockholder value by spending good money after bad in pursuit of the lifting of the hold on the Phase 2b clinical trial, or worse, issuing stock to further entrench the incumbent directors. Any such plan is made all the more injurious because the Company's shares are trading at depressed levels as a result of the incumbents' failure to manage the Company well. Given that the Company has never publicized the actual list of requirements from the U.S. Food and Drug Administration (FDA) for the resubmission of the Company's Investigational New Drug (IND) application to have the clinical hold lifted, and its timeline for resubmitting the IND application continues to be pushed out every quarter, we believe stockholders have grown weary and skeptical of the Board's repeated assurances that the Company is "one step closer" to lifting the hold.

Mr. Waggoner has already gone on the record and publicly announced that "shareholder value is key to our success" in connection with the Board's announcement of a $10 million buyback program. What the Board has failed to concede is that all of its recent initiatives, the commitment to hold quarterly earnings conference calls, the concession that the Board lacks capital markets experience and is in need of refreshment, the approval of executive compensation arrangements which the Company wishes to bury in its upcoming 10-K filing and which purport to align management incentives with stockholders, and the return of stockholder capital through buybacks, were all suggestions made by Iroquois over the past seven months that only came to fruition when Iroquois made its concerns and such recommendations public.

Therefore, our only way to ensure that immediate steps are taken to restore a sense of urgency in the boardroom and enhance stockholder value at PharmaCyte is to go directly to stockholders without delay to seek their written consent to reconstitute a majority of the Board with directors who have the requisite skillsets, experience, drive and accountability needed to turn the Company around.

We continue to believe that with the right Board leadership and improved oversight that Company is poised to unlock substantial value for long-suffering stockholders. Our commencement of this consent solicitation process, which will be explained in further detail in the consent solicitation materials we intend to file with the SEC in the days and weeks to come, is the most direct and immediate way for the collective voice of a majority of the Company's unaffiliated stockholders to be heard, unobstructed by potential manipulations of the Company's corporate machinery by the Board.

About Iroquois Capital Management, LLC
Iroquois Capital Management, LLC is a New York-based investment adviser that provides investment advisory services to Iroquois Master Fund Ltd., a privately pooled investment vehicle.

Certain Information Concerning the Participants

Iroquois Master Fund Ltd., a Cayman Island exempted limited company ("Iroquois Master"), together with the other participants named herein (collectively, "Iroquois"), intends to file a preliminary consent statement and accompanying WHITE consent card with the Securities and Exchange Commission ("SEC") to be used to solicit consents from stockholders of PharmaCyte Biotech, Inc., a Nevada corporation (the "Company"), to, among other things, expand the size of the Board by eight (8) members and elect Iroquois' eight (8) highly qualified nominees to fill the resulting vacancies.

IROQUOIS STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE CONSENT STATEMENT AND OTHER CONSENT MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH CONSENT MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS CONSENT SOLICITATION WILL PROVIDE COPIES OF THE CONSENT STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' CONSENT SOLICITOR.

The participants in the consent solicitation are anticipated to be Iroquois Master, Iroquois Capital Management, LLC, a Delaware limited liability company ("Iroquois Capital"), Iroquois Capital Investment Group LLC, a Delaware limited liability company ("ICIG"), JNS Holdings Group LLC ("JNS"), a New York limited liability company, Leo Abbe, Richard Abbe, Kimberly Page, Stephen Friscia, Charles S. Ryan, Jonathan L. Schechter, Joshua N. Silverman and Jude C. Uzonwanne.

As of the close of business on July 8, 2022, Iroquois Master is the direct beneficial owner of (i) 1,309,099 shares of common stock, par value $0.0001 per share (the "Common Stock") and (ii) 196,000 shares of Common Stock issuable upon the exercise of certain warrants, all of which are subject to a 4.99% blocker provision (the "Warrants"). As of the close of business on July 8, 2022, ICIG is the direct beneficial owner of (i) 68,370 shares of Common Stock and (ii) 84,000 shares of Common Stock issuable upon the exercise of Warrants. Iroquois Capital, as the investment manager to Iroquois Master, may be deemed the beneficial owner of the (i) 1,309,099 shares of Common Stock and (ii) 196,000 shares of Common Stock issuable upon the exercise of the Warrants directly owned by Iroquois Master. As of the close of business on July 8, 2022, Mr. Abbe does not directly beneficially own any securities of the Company. Mr. Abbe, by virtue of his position as the President of Iroquois Capital and as a managing member of ICIG, may be deemed the beneficial owner of the (i) 1,377,469 shares of Common Stock and (ii) 280,000 shares of Common Stock issuable upon the exercise of the Warrants owned in the aggregate by Iroquois Master and ICIG. As of the close of business on July 8, 2022, Mrs. Page does not directly beneficially own any securities of the Company. Mrs. Page, by virtue of her position as a Director of Iroquois Master, may be deemed the beneficial owner of the (i) 1,309,099 shares of Common Stock and (ii) 196,000 shares of Common Stock issuable upon the exercise of the Warrants directly owned by Iroquois Master. As of the close of business on July 8, 2022, Mr. Schechter is the direct beneficial owner of 50,000 shares of Common Stock. As of the close of business on July 8, 2022, Mr. Silverman does not directly beneficially own any securities of the Company. Mr. Silverman, by virtue of his position as a managing member of JNS, may be deemed the beneficial owner of the 50,000 shares of Common Stock directly owned by JNS. As of the close of business on July 8, 2022, Messrs. Friscia, Ryan and Uzonwanne do not own beneficially or of record any securities of the Company.

Investor Contacts
Richard Abbe
Managing Member
Iroquois Capital Management, LLC
(212) 974-3070

Saratoga Proxy Consulting LLC
John Ferguson / Joe Mills, 212-257-1311
info@saratogaproxy.com

SOURCE Iroquois Capital Management, LLC

Exhibit 99.2

AMENDED AND RESTATED JOINT FILING AND SOLICITATION AGREEMENT

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of PharmaCyte Biotech, Inc., a Nevada corporation (the "Company");

WHEREAS, Iroquois Master Fund Ltd., a Cayman Islands exempted limited company, Iroquois Capital Management, LLC, a Delaware limited liability company, Iroquois Capital Investment Group LLC, a Delaware limited liability company, Leo Abbe, Richard Abbe and Kimberly Page (collectively, "Iroquois"), JNS Holdings Group LLC, a New York limited liability company, Stephen Friscia, Charles S. Ryan, Jonathan L. Schechter, Joshua N. Silverman and Jude C. Uzonwanne wish to form a group for the purpose of seeking representation on the Board of Directors of the Company (the "Board") through action by written consent in lieu of a meeting of the stockholders of the Company or at the 2022 annual meeting of stockholders of the Company (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the "Annual Meeting") and for the purpose of taking all other action necessary to achieve the foregoing.

NOW, IT IS AGREED, this 11th day of July 2022 by the parties hereto:

1.   In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the undersigned (collectively, the "Group") agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company. Each member of the Group shall be responsible for the accuracy and completeness of his/her/its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

2.   So long as this agreement is in effect, each of Stephen Friscia, Charles S. Ryan, Jonathan L. Schechter, Joshua N. Silverman and Jude C. Uzonwanne agrees to provide Iroquois advance written notice prior to effecting any purchase, sale, acquisition or disposal of any securities of the Company which he or she has, or would have, direct or indirect beneficial ownership so that Iroquois has an opportunity to review the potential implications of any such transaction in the securities of the Company and pre-clear any such potential transaction in the securities of the Company by Stephen Friscia, Charles S. Ryan, Jonathan L. Schechter, Joshua N. Silverman and Jude C. Uzonwanne. Each of Stephen Friscia, Charles S. Ryan, Jonathan L. Schechter, Joshua N. Silverman and Jude C. Uzonwanne agrees that he or she shall not undertake or effect any purchase, sale, acquisition or disposal of any securities of the Company without the prior written consent of Iroquois.

3.   So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan Frome Wolosky LLP ("Olshan") of (i) any of their purchases or sales of securities of the Company; or (ii) any securities of the Company over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction

4.   Each of the undersigned agrees to form the Group for the purpose of (i) soliciting proxies or written consents for the election of the persons nominated by the Group to the Board either at the Annual Meeting or through action by written consent in lieu of a meeting of the stockholders of the Company, (ii) taking such other actions as the parties deem advisable, and (iii) taking all other action necessary or advisable to achieve the foregoing.

5.   Iroquois shall have the right to pre-approve all expenses incurred in connection with the Group's activities and agrees to pay directly all such pre-approved expenses.

6.   Each of the undersigned agrees that any SEC filing, press release or stockholders communication proposed to be made or issued by the Group or any member of the Group in connection with the Group's activities set forth in Section 4 shall be first approved by Iroquois, or its representatives, which approval shall not be unreasonably withheld.

7.   The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell securities of the Company, as he/she/it deems appropriate, in his/her/its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

8.   This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

9.   In the event of any dispute arising out of the provisions of this Agreement or their investment in the Company, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

10.   Any party hereto may terminate his/her/its obligations under this Agreement on 24 hours' written notice to all other parties, with a copy by fax to Steve Wolosky at Olshan, Fax No. (212) 451-2222.

11.   Each party acknowledges that Olshan shall act as counsel for both the Group and Iroquois and its affiliates relating to their investment in the Company.

12.   Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

IROQUOIS MASTER FUND LTD.

By: Iroquois Capital Management, LLC,
     its investment manager

By: /s/ Richard Abbe
     Name: Richard Abbe
     Title: President

IROQUOIS CAPITAL MANAGEMENT, LLC

By: /s/ Richard Abbe
     Name: Richard Abbe
     Title: President

IROQUOIS CAPITAL INVESTMENT GROUP LLC

By: /s/ Richard Abbe
     Name: Richard Abbe
     Title: Managing Member

JNS HOLDINGS GROUP LLC

By: /s/ Joshua N. Silverman
     Name: Joshua N. Silverman
     Title: Managing Member

/s/ Richard Abbe
RICHARD ABBE
Individually and as attorney-in-fact for, Leo Abbe,
Stephen Friscia, Charles S. Ryan, Jonathan L.
Schechter, Joshua N. Silverman and Jude C.
Uzonwanne

/s/ Kimberly Page
KIMBERLY PAGE

Exhibit 99.3

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Richard Abbe and Kimberly Page, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of PharmaCyte Biotech, Inc. (the "Company") directly or indirectly beneficially owned by Iroquois Master Fund Ltd. or any of its affiliates (collectively, the "Iroquois Group") and (ii) the solicitation of written consents that the Iroquois Group has commenced to, among other things, expand the size of the Company's Board of Directors (the "Board") and to elect the Iroquois Group's slate of director candidates to the Board through a consent solicitation or any other method permitted under the Nevada Revised Statutes (the "Solicitation"). Such action shall include, but not be limited to:

1. executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Iroquois Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2. executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3. executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Iroquois Group;

4. performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5. taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Iroquois Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 11th day of July 2022.

/s/ Leo Abbe
LEO ABBE

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Richard Abbe and Kimberly Page, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of PharmaCyte Biotech, Inc. (the "Company") directly or indirectly beneficially owned by Iroquois Master Fund Ltd. or any of its affiliates (collectively, the "Iroquois Group") and (ii) the solicitation of written consents that the Iroquois Group has commenced to, among other things, expand the size of the Company's Board of Directors (the "Board") and to elect the Iroquois Group's slate of director candidates to the Board through a consent solicitation or any other method permitted under the Nevada Revised Statutes (the "Solicitation"). Such action shall include, but not be limited to:

1. executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Iroquois Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2. executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3. executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Iroquois Group;

4. performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5. taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Iroquois Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 11th day of July 2022.

/s/ Stephen Friscia
STEPHEN FRISCIA

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Richard Abbe and Kimberly Page, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of PharmaCyte Biotech, Inc. (the "Company") directly or indirectly beneficially owned by Iroquois Master Fund Ltd. or any of its affiliates (collectively, the "Iroquois Group") and (ii) the solicitation of written consents that the Iroquois Group has commenced to, among other things, expand the size of the Company's Board of Directors (the "Board") and to elect the Iroquois Group's slate of director candidates to the Board through a consent solicitation or any other method permitted under the Nevada Revised Statutes (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Iroquois Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Iroquois Group;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Iroquois Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 11th day of July 2022.

/s/ Charles S. Ryan
CHARLES S. RYAN

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Richard Abbe and Kimberly Page, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of PharmaCyte Biotech, Inc. (the "Company") directly or indirectly beneficially owned by Iroquois Master Fund Ltd. or any of its affiliates (collectively, the "Iroquois Group") and (ii) the solicitation of written consents that the Iroquois Group has commenced to, among other things, expand the size of the Company's Board of Directors (the "Board") and to elect the Iroquois Group's slate of director candidates to the Board through a consent solicitation or any other method permitted under the Nevada Revised Statutes (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Iroquois Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Iroquois Group;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Iroquois Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 11th day of July 2022.

/s/ Jonathan L. Schechter
JONATHAN L. SCHECHTER

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Richard Abbe and Kimberly Page, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of PharmaCyte Biotech, Inc. (the "Company") directly or indirectly beneficially owned by Iroquois Master Fund Ltd. or any of its affiliates (collectively, the "Iroquois Group") and (ii) the solicitation of written consents that the Iroquois Group has commenced to, among other things, expand the size of the Company's Board of Directors (the "Board") and to elect the Iroquois Group's slate of director candidates to the Board through a consent solicitation or any other method permitted under the Nevada Revised Statutes (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Iroquois Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Iroquois Group;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Iroquois Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 11th day of July 2022.

/s/ Joshua N. Silverman
JOSHUA N. SILVERMAN

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Richard Abbe and Kimberly Page, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of PharmaCyte Biotech, Inc. (the "Company") directly or indirectly beneficially owned by Iroquois Master Fund Ltd. or any of its affiliates (collectively, the "Iroquois Group") and (ii) the solicitation of written consents that the Iroquois Group has commenced to, among other things, expand the size of the Company's Board of Directors (the "Board") and to elect the Iroquois Group's slate of director candidates to the Board through a consent solicitation or any other method permitted under the Nevada Revised Statutes (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Iroquois Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Iroquois Group;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Iroquois Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 11th day of July 2022.

/s/ Jude C. Uzonwanne
JUDE C. UZONWANNE